

Mail Stop 4631

February 4, 2010

<u>Via U.S. mail and facsimile @ (614) 255-3363</u>

R. H. Dillon
President and Chief Executive Officer
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OHIO 43215

> **RE: Diamond Hill Investment Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008 Amendment No.1**
> **Filed January 29, 2010**

Dear Mr. Dillon:

We have reviewed the above referenced filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. In accordance with Rule 12b-15 of the Exchange Act, the 10-K amendment must be accompanied by new Rule 13a-14(a) or 15d-14(a) certifications. Please promptly file a Form 10-K amendment with the appropriate Section 302 certifications as exhibits (31). Please see CD&I 161.01 of the Exchange Act Rules found in our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm for guidance on what paragraphs may be omitted from certifications that are filed with an amendment. Please note that to the extent that you file Section 906 certifications please file them as exhibit (32).

* * * *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in his absence Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have questions regarding our comments.

Sincerely,

Pamela Long
Assistant Director